FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Oskin David W.	2. Issuer Name and Ticker or Trading Symbol International Paper Company: IP						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Executive Vice President
(Last) (First) (Middle) c/o International Paper Company 400 Atlantic Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 1/1/03
(Street) Stamford CT 06921				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/1/03		A		15,000	A		143,890(1)	D
Common Stock								4,944(1)(2)(3)	I	By SSP
Common Stock								266	I	By Spouse

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

1.	Share numbers are rounded.
2.	Investments in the SSP (International Paper Salaried Savings Plan) and DCSP (International Paper Deferred Compensation Savings Plan) are in a unitized fund of shares and cash. The investment in the DCSP operates similar to the SSP company stock fund, and the number of units will vary as the price of the Issuer's common stock varies.
3.	Between January 1, 2002 and September 30, 2002, the reporting person acquired 0 shares of International Paper common stock under the SSP. The information in this report is based on a plan statement dated as of September 30, 2002.

/s/ John E. Walendzik	January 3, 2003

** Signature of Reporting Person	Date
By: John E. Walendzik, Attorney-in-Fact for David W. Oskin

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.